UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.

(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP

(Translation of registrant’s name into English)

Republic of Peru

(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,

Surquillo, Lima

Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

RELEVANT INFORMATION COMMUNICATION

Graña y Montero S.A.A.

May 17, 2018. We hereby inform that we have been notified today by the New York Stock Exchange (“NYSE”) that the NYSE has suspended the trading of our American depositary shares (“ADSs”) and initiated delisting procedures, which is subject to appeal. We intend to appeal the delisting in accordance with the rules and procedures of the NYSE.

We completed the audits of our 2015 and 2016 consolidated financial statements and filed our 2016 Annual Report on Form 20-F on May 15, as amended on May 16. We also filed our consolidated financial statements for the fiscal year 2016 with the Lima Stock Exchange in compliance with Peruvian securities regulations on May 15. In addition, we have resumed work on the audit of our 2017 consolidated financial statements, and we are working towards filing our Annual Report on Form 20-F on or about June 28th 2018.

As we disclosed in the Form 6-K furnished on November 2, 2017, we appointed Moore Stephens SCAI S.A. (“Moore Stephens”) as external auditors for the fiscal year 2016 after mutual agreement with Gaveglio, Aparicio y Asociados S.C. de R.L. (“PwC”), a member firm of PricewaterhouseCoopers International Limited, to terminate their audit engagement for 2016 due to lack of independence. Furthermore, as we disclosed in the Form 6-K furnished on April 17, 2018, we also appointed Moore Stephens as external auditors for the 2015 fiscal year, to avoid further delay once PwC informed us that they would not authorize the use of their 2015 audit opinion without conducting substantial additional procedures. Our management team has undertaken significant efforts and deployed all available resources, working closely with Moore Stephens and PwC, to complete the 2016 filings. We intend to continue dedicating significant efforts and resources to complete the audit of our 2017 consolidated financial statements with Moore Stephens and make our 2017 filings in Peru and the United States as soon as practicable.

During the suspension period, in accordance with our ADS program, ADS holders may request that the depositary bank, J.P. Morgan, cancel their ADSs and provide the underlying common shares, which are traded on the Lima Stock Exchange in Peru. We also expect that our ADSs will be available on or about Monday, May 21st, for trading in the over-the-counter market (“OTC”) in the United States. We will provide the ticker under which our ADSs will trade on the OTC market as soon as it is available.

Below are the contact details for our ADS depositary bank, J.P. Morgan. ADS holders may discuss this matter further with the people listed below. In addition, our investor relations team is also available to assist.

JP Morgan Contacts

Cecilia María Salazar

Tel.: 212-622-5933

Alternative Phone: 917-488-9011

E-mail: ceclia.m.salazar@jpmorgan.com

Marcos Rivero

Tel.: 302-552-0257

Alternative Phone: 609 440 4944

E-mail: marcos.rivero@jpmorgan.com

Graña y Montero Investor Relations Team

Structured Finance and Investor Relations Officer

Adriana Caballero Herbozo

Tel.: (511) 213 6573

Alternative Phone: (51) 995 11 6688

E-mail: adriana.caballero@gym.com.pe

Av. Paseo de la República 4667 Surquillo, Lima - Perú

Corporate Affairs Officer

Julia Sobrevilla

Tel.: (511) 213 6509

E-mail: julia.sobrevilla@gym.com.pe

Av. Paseo de la República 4667 Surquillo, Lima - Perú

Best regards,

Luis Francisco Diaz Olivero
CEO
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO

Name: Luis Francisco Diaz Olivero

Title: Chief Executive Officer

Date: May 17, 2018